Exhibit 5.1
Montréal, June 16, 2010
Æterna Zentaris Inc.
1405 du Parc-Technologique Blvd.
Québec, Canada
G1P 4P5
Dear Sir/Madam:
This opinion is furnished to Æterna Zentaris Inc. (“Æterna Zentaris”), a corporation incorporated under the federal laws of Canada, in connection with the issuance and sale by Æterna Zentaris of 8,805,964 units (the “Units”), with each Unit being comprised of one common share in its share capital (each, a “Common Share”) and a warrant (each, a “Warrant”) to purchase 0.50 of a Common Share, in each case pursuant to the Registration Statement on Form F-3 (Registration No. 333-165037) (the “Registration Statement”) filed by Æterna Zentaris with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and the related prospectus dated March 12, 2010, as supplemented by the prospectus supplement dated June 15, 2010 and filed with the SEC with respect to the offer and sale of the Units, the Common Shares underlying the Units (referred to herein as the “Shares”), the Warrants and the Common Shares issuable upon the exercise of the Warrants (referred to herein as the “Warrant Shares”) (as so supplemented, the “Prospectus”).
The Units, the Shares and the Warrants are being sold to certain purchasers (the “Purchasers”) pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) among Æterna Zentaris and the purchasers identified therein. The Warrant Shares are to be sold from time to time upon exercise of the Warrants.
As counsel, we have made such investigations and examined the originals, or duplicate, certified, conformed, telecopied or photostatic copies of such corporate records, agreements, documents and other instruments and have made such other investigations as we have considered necessary or relevant for the purposes of this opinion, including:
(a)	the Registration Statement and the Prospectus;
(b)	the restated articles of incorporation and by-laws of Æterna Zentaris;

OGILVY RENAULT LLP / S.E.N.C.R.L., s.r.l. Barristers & Solicitors, Patent & Trade-mark Agents	Suite 2500 1 Place Ville Marie Montréal, Quebec H3B 1R1 CANADA	T : 514.847.4747 F : 514.286.5474 montreal@ogilvyrenault.com	ogilvyrenault.com
Montréal • Ottawa • Québec • Toronto • Calgary • London

(c)	a certificate of compliance dated May 25, 2010 issued in respect of Æterna Zentaris pursuant to the Canada Business Corporations Act (the “CBCA”) and a Certificat d’attestation dated May 25, 2010 issued in respect of Æterna Zentaris pursuant to the Act respecting the legal publicity of sole proprietorships, partnerships and legal persons (Quebec);
(d)	the Securities Purchase Agreement; and
(e)	the form of Warrants.
With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers of Æterna Zentaris and have not performed any independent check or verification of such factual matters.
In giving this opinion, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies and the authenticity of the originals of such latter documents. We have also assumed that the certificate of compliance referred to above will continue to be accurate as at the date of issuance of any securities offered or sold under the Prospectus.
The opinions expressed in this letter are limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein, in each case in effect on the date hereof.
The opinions hereafter expressed in numbered paragraph 2 with respect to the enforceability of the Warrants are subject to the general qualifications that such rights and remedies may be subject to and affected by: (i) bankruptcy, insolvency, reorganization, arrangement, wind-up, liquidation, moratorium and other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) general principles of equity, including, without limitation, those governing the availability of equitable remedies (such as injunctive relief and specific performance) which are in the discretion of a court and the concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in a proceeding in equity or law); and (iii) general rules of contract law with respect to matters such as the election of remedies, the limits of severability, mutuality of obligations, and opportunity to cure, limitations on the enforceability of indemnification, contribution or exculpation provisions under applicable securities laws or otherwise and limitations on the enforceability of provisions which are in violation of public policy.

Based upon and subject to the foregoing, we are of the opinion that:
1.	The Shares have been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Securities Purchase Agreement, will be validly issued, fully paid and non-assessable shares in the share capital of Æterna Zentaris.

2.	The Warrants are legal, valid and binding obligations of Æterna Zentaris, enforceable in accordance with their terms.

3.	The Warrant Shares have been duly authorized and, when issued and paid for in accordance with the provisions of the Warrants, will be validly issued, fully paid and non-assessable shares in the share capital of Æterna Zentaris.
We hereby consent to the filing of this opinion letter as an exhibit to Æterna Zentaris’ Report of Foreign Issuer on Form 6-K being furnished to the SEC on the date hereof and being incorporated by reference into the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus forming part of the Registration Statement. In giving this consent, we do not hereby agree that we come within the category of persons whose consent is required by Section 7 of the Securities Act.
Yours truly,
(s) OGILVY RENAULT LLP